As filed with the Securities and Exchange Commission on March 5, 1999
                                                          Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust

B.   NAME OF DEPOSITORS:

     McLaughlin, Piven, Vogel Securities, Inc. Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.
     30 Wall Street                              600 Fifth Avenue
     New York, New York 10005                    New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                COPY OF COMMENTS TO:
     ALLAN M. VOGEL             PETER J. DEMARCO                MICHAEL R. ROSELLA, Esq.
     President                  Reich & Tang Distributors, Inc. Battle Fowler LLP
     McLaughlin, Piven, Vogel   600 Fifth Avenue                75 East 55th Street
     Securities, Inc.           New York, New York 10020        New York, New York 10022
     30 Wall Street                                             (212) 856-6858
     New York, New York 10005

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

     No filing fee required.

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     /  /   Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.





811937.1

 MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL
               TRUST AND MCLAUGHLIN, PIVEN VOGEL TECHNOLOGY TRUST

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)



     Form N-8B-2                                                                      Form S-6
     Item Number                                                                Heading in Prospectus

                     I. Organization And General Information


1.  (a)  Name of trust.......................................................... Front cover of Prospectus
    (b)  Title of securities issued............................................. Front cover of Prospectus
2.  Name and address of each depositor.......................................... The Sponsors
3.  Name and address of trustee................................................. The Trustee
4.  Name and address of principal underwriters.................................. Distribution of Units
5.  State of organization of trust.............................................. Organization
6.  Execution and termination of trust agreement................................ Trust Agreement, Amendment and Termination
7.  Changes of name............................................................. None
8.  Fiscal year................................................................. Not applicable
9.  Litigation.................................................................. None

        II. General Description of The Trust and Securities of the Trust
10.  (a)  Registered or bearer securities....................................... Book-Entry Units
     (b)  Cumulative or distributive securities................................. Interest and Principal Distributions
     (c)  Redemption............................................................ Trustee Redemption
     (d)  Conversion, transfer, etc............................................. Book-Entry Units, Sponsors Repurchase, Trustee
                                                                                 Redemption
     (e)  Periodic payment plan................................................. Not Applicable
     (f)  Voting rights......................................................... Trust Agreement, Amendment and Termination
     (g)  Notice to certificateholders.......................................... Records, Portfolio, Substitution of Securities,
                                                                                 Trust Agreement, Amendment and Termination, The
                                                                                 Sponsors, The Trustee
     (h)  Consents required..................................................... Trust Agreement and Amendment, Trust Termination
     (i)  Other provisions...................................................... Tax Status
11.  Type of securities comprising units........................................ Objective, Portfolio, The Securities, Substitution
                                                                                 of Securities
12.  Certain information regarding periodic payment certificates................ Not Applicable


811937.1
                                       -i-


      Form N-8B-2                                                                    Form S-6
      Item Number                                                               Heading in Prospectus


13.  (a)  Load, fees, expenses, etc............................................ Summary of Essential Information, Public Offering
                                                                                 Price, Discounts, Sponsors' Profits, Trust
                                                                                 Administration, Trust Expenses and Charges,
                                                                                 Reinvestment Plan
     (b)  Certain information regarding periodic payment
            certificates....................................................... Not Applicable
     (c)  Certain percentages.................................................. Summary of Essential Information, Public Offering
                                                                                 Price, Discounts
     (d)  Price differences.................................................... Discounts, Distribution of Units
     (e)  Other loads, fees, expenses.......................................... None
     (f)  Certain profits receivable by depositors, principal
            underwriters, trustee or affiliated persons........................ Trust Termination
     (g)  Ratio of annual charges to income.................................... Not Applicable
     14.  Issuance of trust's securities....................................... Organization, Book-Entry Units
     15.  Receipt and handling of payments from purchasers..................... Public Offering Price
     16.  Acquisition and disposition of underlying securities................. Organization, Substitution of Securities,
                                                                                 Portfolio, Portfolio Supervision
17.  Withdrawal or redemption.................................................. Summary of Essential Information, Market for Units,
                                                                                 Sponsors Repurchase, Trustee Redemption
18.  (a)  Receipt, custody and disposition of income........................... Distributions
     (b)  Reinvestment of distributions........................................ Reinvestment Plan
     (c)  Reserves or special funds............................................ Distributions
     (d)  Schedule of distributions............................................ Not Applicable
19.  Records, accounts and reports............................................. Records
20.  Certain miscellaneous provisions of trust agreement
     (a)  Amendment............................................................ Trust Agreement and Amendment, Trust Termination
     (b)  Termination.......................................................... Trust Agreement and Amendment, Trust Termination
     (c)  and (d) Trustee, removal and successor............................... The Trustee
     (e)  and (f) Depositor, removal and successor............................. The Sponsors
21.  Loans to security holders................................................. None
22.  Limitations on liability.................................................. The Sponsors, The Trustee Evaluation of the Trust
23.  Bonding arrangements...................................................... Part II - Item A
24.  Other material provisions of trust agreement.............................. None

        III. Organization, Personnel and Affiliated Persons of Depositor
25.  Organization of depositor................................................. The Sponsors
26.  Fees received by depositor................................................ Not Applicable
27.  Business of depositor..................................................... The Sponsors


811937.1
                                      -ii-



     Form N-8B-2                                                                       Form S-6
     Item Number                                                                Heading in Prospectus

28.  Certain information as to officials and affiliated persons of depositor............................................................... Not Applicable
29.  Voting securities of depositor............................................. Not Applicable
30.  Persons controlling depositor.............................................. None
31.  Payments by depositor for certain services
                rendered to trust............................................... Not Applicable
32.  Payments by depositor for certain other services
        rendered to trust....................................................... Not Applicable
33.  Remuneration of employees of depositor for certain services rendered to trust....................................................... Not Applicable
34.  Remuneration of other persons for certain services
        rendered to trust....................................................... Not Applicable

                  IV. Distribution and Redemption of Securities
35.  Distribution of trust's securities by states............................... Distribution of Units
36.  Suspension of sales of trust's securities.................................. None
37.  Revocation of authority to distribute...................................... None
38.  (a)  Method of distribution................................................ Distribution of Units
     (b)  Underwriting agreements............................................... Distribution of Units
     (c)  Selling agreements.................................................... Distribution of Units
39.  (a)  Organization of principal underwriters................................ The Sponsors
     (b)  N.A.S.D. membership of principal underwriters......................... The Sponsors
40.  Certain fees received by principal underwriters............................ The Sponsors
41.  (a)  Business of principal underwriters.................................... The Sponsors
     (b)  Branch offices of principal underwriters.............................. None
     (c)  Salesmen of principal underwriters.................................... Not Applicable
42.  Ownership of trust's securities by certain persons......................... Not Applicable
43.  Certain brokerage commissions received by
             principal underwriters............................................. Not Applicable
44.  (a)  Method of valuation................................................... Summary of Essential Information, Statement of
                                                                                  Financial Condition, Liquidity, Distributions
     (b)  Schedule as to offering price......................................... Summary of Essential Information
     (c)  Variation in offering price to certain persons........................ Distribution of Units, Discounts
45.  Suspension of redemption rights............................................ Not Applicable
46.  (a)  Redemption valuation.................................................. Summary of Essential Information, Market for Units,
                                                                                  Termination, Offering Price, Sponsors Repurchase,
                                                                                  Trustee Redemption
     (b)  Schedule as to redemption price....................................... Summary of Essential Information


811937.1
                                      -iii-



           Form N-8B-2                                                                Form S-6
           Item Number                                                          Heading in Prospectus

47.  Maintenance of position in underlying securities.......................... Market for Units, Offering Price, Sponsors
                                                                                 Repurchase, Trustee Redemption

               V. Information Concerning the Trustee or Custodian
48.  Organization and regulation of trustee.................................... The Trustee
49.  Fees and expenses of trustee.............................................. Trust Expenses and Charges
50.  Trustee's lien............................................................ Trust Expenses and Charges

          VI. Information Concerning Insurance of Holders of Securities
51.  Insurance of holders of trust's securities................................ Not Applicable

                            VII. Policy of Registrant
52.  (a)  Provisions of trust agreement with respect to selection or elimination of underlying securities............................. Portfolio Supervision, Substitution of Securities,
                                                                                 Trust Agreement and Amendment, Trust Termination
     (b)  Transactions involving elimination of underlying
              securities....................................................... Not Applicable
     (c)  Policy regarding substitution or elimination of
              underlying securities............................................ Portfolio Supervision, Substitution of Securities,
                                                                                 Trust Agreement and Amendment, Trust Termination
     (d)  Fundamental policy not otherwise covered............................. None
53.  Tax status of trust....................................................... Tax Status

                   VIII. Financial and Statistical Information
54.  Trust's securities during last ten years.................................. Not Applicable
55.  Hypothetical account for issuers of periodic payment plans................ Not Applicable
56.  Certain information regarding periodic payment certificates............... Not Applicable
57.  Certain information regarding periodic payment plans...................... Not Applicable
58.  Certain other information regarding
             periodic payment plans............................................ Not Applicable
59.  Financial statements (Instruction 1(c) to Form S-6)....................... Statement of Financial Condition



811937.1
                                      -iv-

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS



                    McLaughlin, Piven, Vogel Industrial Trust
                            (the "Industrial Trust")

                    McLaughlin, Piven, Vogel Technology Trust
                            (the "Technology Trust")


A unit investment trust comprised of two separate portfolios whose investment objective is to maximize total return through capital appreciation. The Industrial Trust consists of a fixed portfolio of the 25 best performing stocks on the S&P 500 Index*, as measured by price appreciation, during the twelve-month period ending December 31, 1998. The Technology Trust consists of a fixed portfolio comprised primarily of technology stocks which have had both high trading volume on the Nasdaq* or New York Stock Exchange (NYSE)* and price appreciation of 40% or greater, during the twelve-month period ending December 31, 1998.

Minimum purchase: [100] Units for individuals
                  [25] Units for custodial accounts and certain tax deferred retirement plans

The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trusts and the Statement of Financial Condition of the Trusts. Part B contains general information about the Trusts. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.

* The Standard & Poor's 500 Index (S&P), The National Association of Securities Dealers Automated Quotations System (Nasdaq) and The New York Stock Exchange (NYSE) are not affiliated with the Sponsors and have not participated in any way in the creation of the Trusts or in the selection of the stocks included in the Trusts and has not reviewed or approved any information included in this Prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                         Prospectus dated April 20, 1999




808758.2
                                       A-1

                              THE INDUSTRIAL TRUST

                        SUMMARY OF ESSENTIAL INFORMATION
  As of April 19, 1999, the business day prior to the Initial Date of Deposit.



Initial Date of Deposit of Securities in the Trust: April 20, 1999


Aggregate Value of Securities:              $               Rollover Notification Date**: June 30, 2000 or
                                                            another date as determined by the Sponsors.
Number of Units:                                            Evaluation Time:  4:00 p.m. New York Time
                                                            Minimum Value of Trust:  The Trust may be
Fractional Undivided Interest in Trust:     1/              terminated if the value of the Trust is less that 40%
                                                            of the aggregate value of the Securities at the
Public Offering Price per 100 Units:                        completion of the initial offering period.
                                                            Cusip Numbers: Cash:
Aggregate Value of Securities in Trust      $                              Reinvestment:
Plus Estimated Organization Costs*          $               Trustee:  The Chase Manhattan Bank
                                                            Trustee's Fee per 100 Units: $.86
Divided By ______ Units (times 100)         $               Other Fees and Expenses per 100 Units:  $.15
Plus Sales Charge of 4.495% of Public                       Sponsors:  McLaughlin, Piven, Vogel Securities, Inc.
Offering Price                              $44.95          and Reich & Tang Distributors, Inc.
                                                            Agent for Sponsors: Reich & Tang Distributors,
Public Offering Price+                      $1,000.00       Inc.
Sponsor's Repurchase Price And                              Sponsors' Portfolio Supervisory, Bookkeeping and
Redemption Price per 100 Units++:           $               Administrative Fee per 100 Units:  Maximum of
Minimum Income or Principal                                 $.25 (see "Trust Expenses and Charges" in Part B).
Distribution per 100 Units:                 $1.00           Expected Settlement Date of Securities in the
Liquidation Period: Beginning on the Mandatory              Trust:  April 23, 1999
Termination Date and continuing for 40 days.                Record Dates:  June 15 and December 15
Termination Date:  July 20, 2000 or the                     Distribution Dates:  June 30 and December 31
disposition of the last Security in the Trust.              Reinvestment Sales Charge:  1.00%
Mandatory Termination Date: The last day
of the Liquidation Period.


------------
* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust
      Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.


808758.2
                                       A-2

                              THE TECHNOLOGY TRUST

                        SUMMARY OF ESSENTIAL INFORMATION
  As of April 19, 1999, the business day prior to the Initial Date of Deposit.


Initial Date of Deposit of Securities in the Trust: April 20, 1999


Aggregate Value of Securities:              $               Rollover Notification Date**:  June 30, 2000 or
                                                            another date as determined by the Sponsors.
Number of Units:                                            Evaluation Time:  4:00 p.m. New York Time.
                                                            Minimum Value of Trust:  The Trust may be
Fractional Undivided Interest in Trust:     1/              terminated if the value of the Trust is less than 40%
                                                            of the aggregate value of the Securities at the
Public Offering Price per 100 Units:                        completion of the initial offering period.
                                                            Cusip Numbers: Cash:
Aggregate Value of Securities in Trust      $                              Reinvestment
                                                            Trustee:  The Chase Manhattan Bank
Plus Estimated Organization Costs*          $               Trustee's Fee per 100 Units:  $.86

Divided By ______ Units (times 100)         $               Other Fees and Expenses per 100 Units:  $.15
Plus Sales Charge of 4.495% of Public                       Sponsors:  McLaughlin, Piven, Vogel Securities, Inc.
Offering Price                              $44.95          and Reich & Tang Distributors, Inc.
                                                            Agent for Sponsors:  Reich & Tang Distributors, Inc.
Public Offering Price+                      $1,000.00       Sponsors' Portfolio Supervisory, Bookkeeping and
Sponsor's Repurchase Price And                              Administrative Fee per 100 Units: Maximum of
Redemption Price per 100 Units++:           $               $.25 (see "Trust Expenses and Charges" in Part B).
Minimum Income or Principal                                 Expected Settlement Date of Securities in the
Distribution per 100 Units:                 $1.00           Trust:  April 23, 1999
Liquidation Period: Beginning on the                        Record Dates:  June 15 and December 15
Mandatory Termination Date and continuing for 40 days.      Distribution Dates:  June 30 and December 31
Termination Date:  July 20, 2000 or the                     Reinvestment Sales Charge:  1.00%
disposition of the last Security in the Trust.
Mandatory Termination Date:  The last day of
Liquidation Period.


------------
* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust
      Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.



808758.2
                                       A-3

                                    FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Sale of Units" and "Trust Expenses and Charges" in Part B. Although the Trusts are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses
(fees paid directly from your investment)


                                          Industrial Trust                                 Technology Trust
                                          ----------------                                 ----------------
                              As a % of Initial          Amount per           As a % of Initial             Amount per
                               Offering Price             100 Units             Offering Price              100 Units
                           -----------------------  --------------------- --------------------------  ----------------------
Maximum Sales Charges            4.495%                $    44.95                   4.495%                $    44.95
Imposed on Purchase
Maximum Sales Charge             1.00%                 $    10.00                   1.00%                 $    10.00
Imposed Per Year on
Reinvested Dividends
Annual Trust                     ____%                 $    ____                    ____%                 $    _____
Organizational Expenses



Estimated Annual Fund Operating Expenses
(Expenses that are deducted from Trust assets)



                                                     Industrial Trust                                 Technology Trust
                                                     ----------------                                 ----------------
                                         As a % of Initial          Amount per           As a % of Initial             Amount per
                                            Net Assets               100 Units               Net Assets                100 Units
                                      -----------------------  --------------------- --------------------------  -------------------
Trustee's Fee                             _____%                   $_______              _____%                      $_______
Other Operating Expenses                  _____%                   $_______              _____%                      $_______
Portfolio Supervision,
Bookkeeping and
Administrative Fees                       _____%                   $_______              _____%                      $_______
Total                                     _____%                   $_______              _____%                      $_______



808758.2
                                       A-4

                                     Example

This Example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other unit trusts.



                                                                                  1 year

This Example assumes that you invest $1,000 in the Trusts for the time periods indicated, assuming the Trusts' estimated operating expense ratio of ._____%
for the Industrial Trust and .___% for the Technology Trust  and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be...................$

Industrial Trust..................................................................$

Technology Trust..................................................................$



      The Example does not reflect sales charges on reinvested dividends. The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.



808758.2
                                       A-5

INVESTMENT OBJECTIVE.   The Trusts seek to maximize total return through capital
appreciation. There is no guarantee that the investment objective of the Trusts will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, during the twelve-month period ending December 31, 1998. This strategy involves a 4-step selection process:

           Step 1: Calculate the price appreciation for each company listed on the S&P 500 Index over the 12- month period ending December 31, 1998.

           Step 2:   Select  the  25  stocks  which  have  the  greatest   price
                     appreciation.

           Step 3: [Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).]

           Step 4: Of the 25 stocks selected for the Trust, weigh the stocks equally.

The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 18 stocks, comprised primarily of technology companies which have had both high trading volume and price appreciation, during the twelve-month period ending December 31, 1998. This strategy also involves a 4-step selection process:

           Step 1: Calculate the number of shares traded daily, for each company listed on the Nasdaq and the NYSE, on each day the Nasdaq and the NYSE were open over the twelve-month period ending December 31, 1998.

           Step 2: Identify: (i) the 12 stocks which have had the highest number of shares traded on the Nasdaq during the twelve-month period ending December 31, 1998 and from those 12 stocks select the stocks which have had price appreciation of 40% or greater during the same period; and

                     (ii) the 40 stocks which had the highest number of shares traded on the NYSE during the twelve-month period ending December 31, 1998 and select the technology stocks which have had price appreciation of 40% or greater during the same period.

           Step 3: [Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).]

           Step 4: Of the 18 stocks selected for the Trust, weigh the stocks in the following manner:

                     o 10% in each of the first two companies to rank in the top half of both the volume and price categories;

                     o 6.0% in each of the four companies that ranked highest in the trading volume category and 6.0% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 10% weighting; and

                     o    4.0% in each of the remaining companies.


808758.2
                                       A-6

The volume of shares traded daily on the Nasdaq (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Trusts may have differed.

DESCRIPTION OF PORTFOLIOS.   The   Industrial  Portfolio  contains 25 issues of
common stock. All 25 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. _____ stocks are listed on the NYSE, ______ stocks are listed on the Nasdaq and _____ stocks are listed on the American Stock Exchange (AMEX). Based upon the principal business of each issuer and current market values, the following industries are represented in
the  Portfolio:  Computer-Networking,      %; Computer-Hardware,    %; Computer-
Software,      %; Electronic-Semiconducters,      %; Equipment-Semiconductors,
    %; and  Telephone-Long  distance,      %.  The Trust is concentrated in the
______________ industry.

The Technology Portfolio contains 18 issues of common stock. All 18 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. 11 of the stocks are listed on the Nasdaq and the remaining 7 are listed on the NYSE. Based upon the principal business of each issuer and current market values, the following industries are represented in
the Portfolio:  Computer-Hardware,     %; Computer-Networking,      %; Computer-
Software,       %; Electronic-Semiconducters,      %;  Equipment-Semiconductors,
   %; and Telephone-Long distance,      %.  The Trust  is concentrated  in  the
[computer technology] industry.

A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

RISK CONSIDERATIONS.   Unitholders can  lose money by investing  in  the Trusts.
The value of the Units and the Securities in the Trusts can each decline in value. An investment in Units of the Trusts should be made with an understanding of the following risks:

        o An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).

        o Since the portfolios of the Trusts are fixed and "not managed", in general, the Sponsors can sell Securities only at the Trusts' termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trusts.

        o When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trusts.

        o Securities price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trusts.

        o    Some of the Securities are  currently listed on  the   Nasdaq stock
             market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The

808758.2
                                       A-7
             price at which the Securities may be sold and the value of the Trusts will be adversely affected if trading markets for the securities are limited or absent.

        o There is no assurance that any dividends will be declared or paid in the future on the Securities.

        o Since the Trusts are concentrated in stocks which derive a substantial portion of their income from the computer technology industry, investors should be familiar with the risks associated with the computer technology industry which may include greater government regulations and products that may become obsolete.

        o Investors should also consider the greater risk of the Trusts' concentration and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

PUBLIC OFFERING PRICE.    The Public Offering Price per 100 units of the Trusts
             is calculated by:

        o dividing the aggregate value of the underlying securities and cash held in the Trusts (representing the estimated organizational costs) by the number of units outstanding;

        o adding a sales charge of 4.495% (4.707% of the net amount invested); and

        o    multiplying the result by 100.

In addition, during the initial offering period, the Public Offering Price per 100 units will include an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organizational costs of the Trusts. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the Units are purchased. During the initial offering period, orders involving at least 25,000 Units will be entitled to a volume discount from the Public Offering Price.

DISTRIBUTIONS. The Trust will distribute any dividends received, less expenses, semi-annually. The first dividend distribution will be made on June 30, 1999 to all Unitholders of record on June 15, 1999 and thereafter distributions will be made on the last business day of every June and December. The final distribution will be made within a reasonable period of time after the Trusts terminate.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsors or the Trustee at any time, without fee or penalty. The Sponsors intend to repurchase Units from Unitholders throughout the life of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in the Trusts may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trusts or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

AUTOMATIC   REDEMPTION.   Any  transfer  of  Units  by  Unitholders  from  their
McLaughlin, Piven, Vogel brokerage account will result in the automatic redemption of those Units.

808758.2
                                       A-8

TERMINATION. The Trusts will terminate in approximately fifteen months. During the Liquidation Period, Securities will be sold in connection with the termination of the Trust. All Securities will be sold or distributed by the Mandatory Termination Date. The Sponsors do not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold. Unitholders may elect one of the following three options in receiving their terminating distributions:

        o     receive their distribution in-kind, if they own at least 2,500
              Units;

        o receive cash upon the liquidation of their pro rata share of the Securities; or

        o reinvest in a subsequent series of the McLaughlin, Piven, Vogel Family of Trusts (if one is offered), at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of McLaughlin, Piven, Vogel Family of Trusts, at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of McLaughlin, Piven, Vogel Family of Trusts. An election to rollover terminating distributions will generally be a taxable event. See "Administration of the Trust -- Trust Termination" in Part B for details to make this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trusts at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., with principal offices at 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust.

808758.2
                                       A-9



                   MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,

                    MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST
                    MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST

             STATEMENTS OF FINANCIAL CONDITION, AS OF APRIL 20, 1999

                                     ASSETS

                                                                                                 Industrial       Technology
                                                                                                   Trust            Trust

  Investment in Securities __ Sponsor's Contracts to Purchase
        Underlying Securities Backed by Letter of Credit (cost Industrial Trust:
        $______; Technology Trust:  $______) (Note 1)......................................... $                     $

Cash    ......................................................................................

Total   ...................................................................................... $                     $
                                                                                               =======               =======



                     LIABILITIES AND INTEREST OF UNITHOLDERS


Reimbursement to Sponsors for Organization Costs (Note 2)..................................... $                     $


Interest of Unitholders -- Units of Fractional
        Undivided Interest Outstanding (Industrial Trust:  _____ Units;
        Technology Trust:  _____ Units).......................................................

Total......................................................................................... $                     $
                                                                                               =======               =======

Net Asset Value per Unit...................................................................... $                     $
                                                                                               =======               =======



Notes to Statements of Financial Condition:
The preparation of financial statements in  accordance  with generally accepted
accounting  principles   requires  Trust  management  to make estimates and
assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

       (1) McLaughlin, Piven, Vogel Family of Trusts, the McLaughlin, Piven, Vogel Industrial Trust and the McLaughlin, Piven, Vogel Technology Trust (the "Trusts") are unit investment trusts created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trusts, jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., the Sponsors, is to maximize total return through capital appreciation. On April 20, 1999, the Date of Deposit, Portfolio Deposits were received by The Chase Manhattan Bank, the Trusts' Trustee, in the form of executed securities transactions, in exchange for units of the Trusts. An irrevocable letter of credit issued by BankBoston in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsors. Aggregate cost to the Trusts of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Sale of Units -- Public Offering Price" as of 4:00 p.m. on April 19, 1999. The Trusts will terminate on __________, 2000 or earlier under certain circumstances as further described in the Prospectus.

       (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsors for the per Unit portion of all or part of the costs of establishing the Trusts. These costs have been estimated at $____ per 100 Units for the Industrial Trust and $_______ per 100 Units for the Technology Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts.

808758.2
                                      A-10



                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                    MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST

                                    PORTFOLIO

                              AS OF APRIL 19, 1999


                                                                               Market
                                                                              Value of
                                                                            Stocks as a
             Number                                                          Percentage          Market       Cost of
Portfolio      of                                            Ticker            of the          Value Per    Securities to
    No.      Shares   Name of Issuer (1)                     Symbol           Trust (2)           Share     the Trust (3)
    ---      ------   ------------------                     --------         ---------        --------     -------------

     1                Amgen Inc                               AMGN                 %            $            $

     2                Apple Computer Inc                      AAPL

     3                Ascend Communications Inc               ASND

     4                Capital One Financial Corp              COF

     5                Charles Schwab Corp                     SCH

     6                Cisco Systems Inc                       CSCO

     7                Dell Computer Corp                      DELL

     8                EMC Corp/MA                             EMC

     9                Gap Inc                                 GPS

     10               Home Depot Inc                          HD

     11               Lowes Cos                               LOW

     12               Lucent Technologies Inc.                LU

     13               MCI Worldcom Inc                        WCOM

     14               Micron Technology Inc                   MU

     15               Microsoft Corp                          MSFT

     16               Novell Inc                              NOVL

     17               Oracle Corp                             ORCL

     18               Providian Financial Corp                PVN

     19               Solectron Corp                          SLR

     20               Staples Inc                             SPLS

     21               Sun Microsystems Inc                    SUNW

     22               Tele-Comm TCI Grp - Ser A               TCOMA

     23               Time Warner Inc                         TWK

     24               Unisys Corp                             UIS

     25               Wal-Mart Stores Inc                     WMT

                      Total Investment in Securities                             100.00%                    $
                                                                                ========                    ========



                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on April 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be April 23, 1999.
(2)  Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $________. The Sponsors' Loss on the Initial Date of Deposit is $_____.



808758.2
                                      A-11



                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                    MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST

                                    PORTFOLIO

                              AS OF APRIL 19, 1999


                                                                               Market
                                                                              Value of
                                                                            Stocks as a
             Number                                                          Percentage          Market        Cost of
Portfolio      of                                            Ticker            of the          Value Per   Securities to
    No.      Shares   Name of Issuer (1)                     Symbol           Trust (2)           Share    the Trust (3)
    ---      ------   ------------------                     --------         ---------           -----    -------------

     1                America Online Inc                       AOL                 %            $          $

     2                Applied Materials Inc                    AMAT

     3                Ascend Communications Inc                ASND

     4                Cisco Systems Inc                        CSCO

     5                Compaq Computer Corp                     CPQ

     6                Dell Computer Corp                       DELL

     7                EMC Corp/MA                              EMC

     8                Intel Corp                               INTC

     9                Intl Business Machines Corp              IBM

    10                Lucent Technologies Inc.                 LU

    11                MCI Worldcom Inc                         WCOM

    12                Micron Technology Inc                    MU

    13                Microsoft Corp                           MSFT

    14                Netscape Communications Corp             NSCP

    15                Oracle Corp                              ORCL

    16                Sun Microsystems Inc                     SUNW

    17                Texas Instruments Inc                    TXN

    18                Yahoo Inc.                               YHOO

                      Total Investment in Securities                             100.00%                    $
                                                                                ========                    ===========



                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on April 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be April 23, 1999.
(2)    Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $________. The Sponsors' Loss on the Initial Date of Deposit is $_____.




808758.2
                                      A-12

                         REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSORS AND TRUSTEE
MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST
MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST

       We have audited the accompanying Statement of Financial Condition of McLaughlin, Piven, Vogel Family of Trusts, The McLaughlin, Piven, Vogel Industrial Trust and the McLaughlin, Piven, Vogel Technology Trust, including the Portfolio, as of April 19, 1999. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of April 19, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Family of Trusts, The McLaughlin, Piven, Vogel Industrial Trust and the McLaughlin, Piven, Vogel Technology Trust, at April 19, 1999, in conformity with generally accepted accounting principles.


                                ERNST & YOUNG LLP

New York, New York
April 19, 1999

808758.2
                                      A-13

                      [This page intentionally left blank]






808758.2
                                      A-14

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

                    MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST

                    MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST



                              PROSPECTUS -- Part B

                      Part B of This Prospectus May Not Be
                        Distributed Unless Accompanied by
                                     Part A

                                   THE TRUSTS

       ORGANIZATION. The Trusts were created under New York State law pursuant to a Trust Agreement ("Indenture") among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

       On the Initial Date of Deposit, (i) the Sponsors deposited with the Trustee common stock, including contracts for the purchase of certain such securities (collectively, the "Securities") and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and (ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trusts the Sponsors' ownership of all Units of the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in the Trusts and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trusts pursuant to the provisions of the Indenture.

       As of the Initial Date of Deposit, a "Unit" represents a fractional undivided interest or pro rata share in the Securities and cash of the Trusts as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trusts represented by each unredeemed Unit will increase, although the actual interest in such Trusts represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

       The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

       DEPOSIT OF ADDITIONAL SECURITIES. During the 90-day period following the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trusts that are substantially similar to the Securities already deposited in the Trusts ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trusts' portfolios on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the

808758.2
                                       B-1

Initial Date of Deposit. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposits of Additional Securities in the Trusts subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trusts' portfolios. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trusts are unavailable (see "The Trusts Substitution of Securities").

       INVESTMENT OBJECTIVE.    The   investment  objective of the Trusts is to
maximize total return through capital appreciation. There is no guarantee that the investment objective of the Trusts will be achieved.

       Achievement of this investment objective is dependent upon several factors including any appreciation or depreciation in value of the Securities, the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, because of other factors including Trust sales charges and expenses, unequal weightings of stock, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in the Trusts. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit.

       STRATEGY OF PORTFOLIO SELECTION. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, during the twelve-month period ending December 31, 1998. The strategy involves a 4- step selection process:

       Step 1:            Calculate   the   price appreciation for each company
                          listed on the S&P 500 Index over the 12-month period ending December 31, 1998.

       Step 2:            Select   the   25 stocks which have the greatest price
                          appreciation.

       Step 3:            [Eliminate   non-ordinary  common   shares  (including
                          preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).]

       Step 4:            Of   the  25  stocks selected for the Trust, weigh the
                          stocks equally.

       The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 18 stocks, comprised primarily of technology companies which have had both high trading volume and price appreciation, during the twelve-month period ending December 31, 1998. The strategy also involves a 4-step selection process:

       Step 1: Calculate the number of shares traded daily, for each company listed on the Nasdaq and the NYSE, on each day the Nasdaq and the NYSE were open over the twelve-month period ending December 31, 1998.

       Step 2:            Identity:  (i)   the    12   stocks which have had the
                          highest number of shares traded on the Nasdaq during the twelve-month period ended December 31, 1998 and from those 12



808758.2
                                       B-2
                          stocks select the stocks which have had price appreciation of 40% or greater during the same period; and

                          (ii) the 40 stocks which had the highest number of shares traded on the NYSE during the twelve-month period ending December 31, 1998 and select the technology stocks which have had price appreciation of 40% or greater during the same period.

       Step 3:            [Eliminate  non-ordinary   common   shares  (including
                          preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).]

       Step 4:            Of   the   18 stocks selected for the Trust, weigh the
                          stocks in the following manner:

                          o 10% in each of the first two companies to rank in the top half of both the volume and price categories;

                          o 6.0% in each of the four companies that ranked highest in the trading volume category and 6.0% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 10% weighting; and

                          o    4.0% in each of the remaining companies.

The volume of shares traded daily on the Nasdaq (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Trusts may have differed.

       THE SECURITIES. Nasdaq. Trading on the Nasdaq Stock Market began in February 1971. Nasdaq stands for the National Association of Securities Dealers Automated Quotations Systems. Nasdaq is an electronic dealer exchange (there is no physical trading floor) on which dealers trade securities by setting a buy and sell price. On Nasdaq, trading is executed through a computer and telecommunications network and trades more shares per day than any other major United States market. Approximately 5,100 domestic and foreign companies are listed on the Nasdaq. The Nasdaq Stock Market is the United States' second-largest securities market after the New York Stock Exchange. Nasdaq's share volume reached over 202 billion shares in 1998 and dollar volume reached nearly $5.8 trillion. In 1998, Nasdaq share volume was greater than that of all other U.S. stock markets. In addition, in 1998 Nasdaq listed 273 U.S. initial public offerings, which is 4 times more than any other U.S. stock market.

       The Nasdaq stock market is operated by the Nasdaq Stock Market, Inc., an independent subsidiary of the National Association of Securities Dealers, Inc.
(NASD).   Companies   listed  on  the  Nasdaq  are  separated   into  two  major
classifications, the Nasdaq SmallCap Market, for small to medium-sized companies, and the Nasdaq National Market, for larger companies with higher capitalization. The Nasdaq Stock Market includes companies of every type and every size, in every stage of development. Although companies listed on Nasdaq represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the Nasdaq are in information technology (including computer technology), telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

       The recent acquisition by the NASD of the American Stock Exchange (AMEX), a floor-based trading system, has not altered or affected the Nasdaq system. Each market will continue to function as an independent subsidiary.

808758.2
                                       B-3

       NYSE. The New York Stock Exchange (NYSE) is the world's largest equity market. The NYSE is a floor- based, auction market trading system. In 1998, there were approximately 674 million shares traded each day. Approximately 3,100 domestic and foreign companies are listed on the NYSE with over 242 billion shares outstanding and total market capitalization of nearly $12 trillion.

       The NYSE consists of large, mid-sized and smaller companies in all business sectors. Moreover, virtually every leading industrial, financial and service corporation is listed on the NYSE. To be considered for listing on the NYSE, a company must meet specified levels of net earnings, assets, and trading volume, and its shares must be widely held by investors.

       S&P 500 Index. The S&P 500 includes a representative example of leading companies in leading industries. The S&P 500 is used by 97% of U.S. money managers and pension plan sponsors and the market value of the 500 companies contained in this index is approximately $10.4 trillion. Stocks in the S&P represent approximately 80% of the market value of all publicly traded common stock in the United States although the 500 companies represent only 7% of the publicly traded companies in the United States.

       The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock market performance and is also a barometer for overall stock market performance . The S&P focuses on large cap U.S. companies in leading sectors such as industrial, transportation, financial and utility. Stocks are chosen for this index based on market size, liquidity and industry group representation. NYSE companies make up approximately 91.6% of the S&P 500, Nasdaq companies account for approximately 8.0% and AMEX companies account for approximately 0.4% of this index.

       SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trusts under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trusts.

       The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

       Whenever a Substitute Security has been acquired for the Trusts, the Trustee shall, within five days thereafter, notify all Unitholders of the Trusts of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trusts of the Failed Security exceeded the cost of the Substitute Security.

       In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders -- Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.


                               RISK CONSIDERATIONS

       COMMON STOCK. An investment in Units should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may

808758.2
                                       B-4
contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

       Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which can adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

       Unitholders will be unable to dispose of any of the Securities in the Trusts, and, as such, will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote in accordance with the instructions of the Sponsors.

       [COMPUTER TECHNOLOGY INDUSTRY. The Trusts may be considered to be concentrated in the common stock of companies engaged in the computer technology industry. As discussed, the value of the Units of the Trusts may be susceptible to various factors affecting this industry. Companies in the rapidly changing field of computer technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Trusts may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. The computer technology and computer technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing computer technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new computer technologies evolve.]

       The Sponsors believe that the information summarized above for the [computer technology] industry describes some of the more significant aspects relating to the risks associated with investing in the Trusts which may have a "concentration" in this industry. The sources of such information are obtained from research reports

808758.2
                                       B-5
as well as other publicly available documents. While the Sponsors have not independently verified this information, they have no reason to believe that such information is not correct in all material respects.

       FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trusts. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Unitholders to do so. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at the Trusts' termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. Some of the Securities in the Trusts may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trusts are regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation.

       ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trusts. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trusts.

       In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trusts, or any delays in the Trusts receiving such cash, may have significant adverse consequences for the Trusts.

       YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, the year "2000" will be incorrectly identified as the year "1900". If not corrected, many computer applications can fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and may have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will

808758.2
                                       B-6
be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trusts to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

       TERMINATION. The Trusts may be terminated at any time and all outstanding Units liquidated if the net asset value of each Trust falls below 40% of the aggregate net asset value of each Trust at the completion of the initial public offering period. Investors should note that if the net asset value of each Trust should fall below the applicable minimum value, the Sponsors may then terminate each Trust, at their sole discretion, prior to the Mandatory Termination Date specified in the Summary of Essential Information.

       LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business goals.

                                   TAX STATUS

       This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

       In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

             1. The Trusts will be classified as grantor trusts for Federal income tax purposes and not as partnerships or associations taxable as corporations. Classification of the Trusts as grantor trusts will cause the Trusts not to be subject to Federal income tax, and will cause the Unitholders of the Trusts to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trusts. All income received by the Trusts will be treated as income of the Unitholders in the manner set forth below.

             2. The Trusts are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trusts will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

             3. During the 90-day  period  subsequent  to the  initial  issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trusts. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trusts.

       A taxable event will generally occur with respect to each Unitholder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trusts (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trusts.

808758.2
                                       B-7

       For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trusts is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

       A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital gain and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of 20%, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

       A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

       A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trusts, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

       After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trusts on the Securities, the gross proceeds received by the Trusts from the disposition of any Security, and the fees and expenses paid by the Trusts. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

       A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trusts from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under
Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

       As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trusts (if one is offered). A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trusts for sole ownership of a proportionate share of Securities, and therefore the transaction should be tax free to the extent the Securities are

808758.2
                                       B-8
received. Alternatively, the transaction may be treated as an exchange that will qualify for nonrecognition treatment to the extent the Unitholder is exchanging its undivided interest in all of the Trusts' Securities for its proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

       Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trusts and gain from the sale of Units in the Trusts or the Trusts' sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

       Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trusts.

       RETIREMENT PLANS. The Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by McLauglin, Piven, Vogel Securities, Inc. Fees and charges with respect to such plans may vary.

       Before investing in the Trusts, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things whether (i) the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trusts; (ii) the investment satisfies the diversification requirement of
Section 404(a)(1)(C) of ERISA; and (iii) the assets of the Trusts are deemed "plan assets" under ERISA and the Department of Labor regarding the definition of "plan assets."

                              PUBLIC SALE OF UNITS

       PUBLIC OFFERING PRICE. The Public Offering Price of the Units for the Trusts is computed by adding the applicable initial sales charge to the aggregate value of the Securities (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding. Valuation of Securities by the Trustee is made at the close of business on the NYSE on each business day. Securities quoted on a national exchange or Nasdaq are valued at the closing sale price. Securities not so quoted are valued in the manner described in the Indenture.


808758.2
                                       B-9

       PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsors and may also be distributed through dealers. The Sponsors intend to qualify the Units for sale in certain states.

       VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:


                                                       Approximate
                                                         Reduced
Number of Units                                       Sales Charge

25,000 but less than 50,000..........................   [3.995%]

50,000 but less than 100,000.........................   [3.745%]

100,000 or more......................................   [3.495%]


       For transactions of at least 100,000 Units or more, the Sponsors may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

       These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

       The holders of units of prior series of McLaughlin, Piven, Vogel Family of Trusts (the "Prior Series") may "rollover" into the Trusts by exchanging units of the Prior Series for Units of the Trusts at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of [3.995%.] An exchange of a Prior Series for Units of the Trusts will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trusts (see "Trust Termination").

       Unitholders with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc. will qualify to receive one trade to buy equity securities any time following the first Settlement Date of the Trusts and only be charged a $19.50 processing fee.

       Investors who purchase Units of the Trusts through a Keogh Plan, pension fund or other qualified retirement plan having 25 or more members maintained at McLaughlin, Piven, Vogel Securities, Inc. will be subject to a reduced sales charge of 2.0%.

       Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trusts without a sales charge at a price equal to the aggregate value of the underlying securities in the Trusts, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.


808758.2
                                      B-10

       SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 4.495% of the Public Offering Price per 100 Units (equivalent to 4.707% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trusts (see "Portfolio"). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trusts may have been acquired through the Sponsors.

       During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

       Both upon acquisition of Securities and termination of the Trusts, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trusts. The Sponsors may receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

       In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS

       BOOK-ENTRY UNITS. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's McLaughlin, Piven, Vogel brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the McLaughlin, Piven, Vogel DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin, Piven, Vogel representative. Transfer, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

       DISTRIBUTIONS. Dividends, if any, received by the Trusts are credited by the Trustee to an Income Account for the Trusts. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trusts.

       Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trusts on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between

808758.2
                                      B-11
a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.

       As of each Record Date, the Trustee will deduct from the Income Account of the Trusts, and, to the extent funds are not sufficient therein, from the Principal Account of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trusts' assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

       The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trusts fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

       RECORDS. The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

       REPORTS TO HOLDERS The Trustee will furnish Unitholders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trusts, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

       Unitholders will be furnished with evaluations of Securities upon request to the Trustee in order to comply with federal and state tax reporting requirements.




808758.2
                                      B-12

                                    LIQUIDITY

       SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

       Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trusts plus a 4.495% sales charge (or 4.707% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

       The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors that the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

       TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

       Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the Nasdaq, NYSE or AMEX (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

       A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, can result in a sale of

808758.2
                                      B-13

Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trusts will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which will be specified will be approximately 100 shares for readily marketable Securities.

       The Redemption Price per Unit is the pro rata share of the Unit in the Trusts determined by the Trustee on the basis of (i) the cash on hand in the
Trusts  or  moneys  in the  process  of being  collected,  (ii) the value of the
Securities in the Trusts as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trusts, (b) the accrued expenses of the Trusts and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in the Trusts in the following manner: because the Securities are listed on national securities exchanges, this evaluation is based on the closing sale prices on those exchanges. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities on the bid side of the market or (iii) by any combination of the above.

       Any Unitholder tendering 2,500 Units or more of the Trusts for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

       The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

       The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the Nasdaq, NYSE, or AMEX is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

808758.2
                                      B-14

       A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

       AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin, Piven, Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.


                          ADMINISTRATION OF THE TRUSTS

       TRUST SUPERVISION. Each Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trusts is regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsors that the tax treatment of the Trusts as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, will make the retention of the Security detrimental to the Trusts or the Unitholders. Furthermore, the Trusts will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be (i) ranked as one of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation or (ii) included as one of the highest traded stocks on the Nasdaq or NYSE with a price appreciation of 40% or greater.

       In addition, the Trust Agreement provides as follows:

       1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

       2. It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

       3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trusts.


808758.2
                                      B-15

       4. The Sponsors are authorized to increase the size and number of Units of the Trusts by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

       TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders to: (i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

       The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trusts without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trusts then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

       TRUST TERMINATION. The Trust Agreement provides that the Trusts shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trusts shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trusts. The Trusts may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trusts, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trusts in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trusts and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units prior to the commencement of the Liquidation Period):

       1. a Unitholder who owns at least 2,500 units and whose interest in the Trusts will entitle it to receive at least one share of each underlying Security will have its Units redeemed upon the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the net asset

808758.2
                                      B-16
value of the Trusts on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

       2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trusts derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trusts will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

       3. to invest such Unitholder's pro rata share of the net assets of the Trusts derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities in units of a subsequent series of McLaughlin, Piven, Vogel Family of Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. [An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trusts) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.]

       Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

       The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trusts.

       Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in

808758.2
                                      B-17
fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

       Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating McLaughlin, Piven, Vogel Family of Trusts can sell Duplicated Securities directly to a New Series. The exemption will enable the Trusts to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

       The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

       By electing to rollover into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trusts invested only in the New Series created following termination of the Trusts; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trusts, thus giving Unitholders an opportunity to elect to rollover their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trusts will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

       [In the event the Sponsors determine that a redemption in kind and subsequent investment in a New Series by a Unitholder may be accomplished in a manner that will not result in the recognition of gain or loss for Federal income tax purposes with respect to any Securities included in the portfolio of the New Series, Unitholders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment.]

       THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James J. McLaughlin. Mr. McLaughlin may be deemed to be a controlling person of MPV.

       Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the

808758.2
                                      B-18
aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

       MetLife is a mutual life insurance company with assets of $330.6 billion at December 31, 1997. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.7 trillion on December 31, 1997 for MetLife and its insurance affiliates.

       The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

       The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or their affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate the Trust Agreement and liquidate the Trusts; or (iii) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

       THE TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

       The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

       For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

       The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to

808758.2
                                      B-19
appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

       Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

                           TRUST EXPENSES AND CHARGES

       Investors will reimburse the Sponsors for all or a portion of the estimated costs incurred in organizing and offering the Trusts (collectively, the "organization costs") -- including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trusts as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any organizational costs not paid by the Trusts, will be borne by the Sponsors at no cost to the Trusts.

       The Sponsors will receive, for portfolio supervisory services to the Trusts, an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series of the McLaughlin, Piven, Vogel Family of Trusts in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Trust Supervision.")

       The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Administration of the Trusts" and "Rights of Unitholders."

       The Trustee's fees applicable to the Trusts are payable as of each Record Date from the Income Account of the Trusts to the extent funds are available and then from the Principal Account. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."


808758.2
                                      B-20

       The following additional charges are or may be incurred by the Trusts: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

       Unless the Sponsors otherwise direct, the accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trusts. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                                REINVESTMENT PLAN

       Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in the Trusts' Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trusts -- Deposit of Additional Securities" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trusts. The Sponsors reserve the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trusts may not be available in all states.


                                  OTHER MATTERS

       LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

       INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.


808758.2
                                      B-21

       PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and the Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trusts applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Nasdaq or similar index, or performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trusts' relative performance for any future period.

Pending the approval of the National Association of Securities Dealers Regulation, the Sponsors may also include, in advertisements, sales literature and reports to current or prospective investors, the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies, as well as back-tested data of the historical performance of such strategies, as described in "The Trust -- The Securities" and which the Sponsors intend to apply to the selection of securities for the Trusts. This performance information is intended to illustrate the Trusts' strategies and should not be interpreted as indicative of the future performance of the Trusts.

808758.2
                                      B-22

                      [This page intentionally left blank]






808758.2
                                      B-23


No person is authorized to give any information                                            McLaughlin, Piven, Vogel
or to make any representations not contained in                                                Family of Trusts
this Prospectus. Any information or
representation not contained herein must not be                                   McLaughlin, Piven, Vogel Industrial Trust
relied upon as having been authorized.                                            McLaughlin, Piven, Vogel Technology Trust


This Prospectus does not constitute an offer to                                          (A UNIT INVESTMENT  TRUST)
sell, or a solicitation  of an offer to buy,
securities in any state to any person to whom it
is not lawful to make such offer in such state.


                   Table of Contents                                                              PROSPECTUS
  Title                                                  Page
                                                                                           DATED: APRIL 20, 1999

PART A
Summary of Essential Information..........................A-2                                      SPONSORS:
Statements of Financial Condition........................A-10
Portfolio................................................A-11
Report of Independent Auditors...........................A-13                              McLAUGHLIN, PIVEN, VOGEL
PART B                                                                                         SECURITIES, INC.
The Trusts................................................B-1                                   30 Wall Street
Risk Considerations.......................................B-4                              New York, New York 10005
Tax Status................................................B-7                                    212-248-0750
Public Sale of Units......................................B-9
Rights of Unitholders....................................B-11                           REICH & TANG DISTRIBUTORS, INC.
Liquidity................................................B-13                                  600 Fifth Avenue
Administration of the Trusts.............................B-15                              New York, New York 10020
Trust Expenses and Charges...............................B-20                                    212-830-5400
Reinvestment Plan........................................B-21
 Other Matters...........................................B-21


       This Prospectus does not contain all of the                                                 TRUSTEE:
information set forth in the registration
statement and exhibits relating thereto, filed
with the SEC, Washington, D.C., under the                                                  THE CHASE MANHATTAN BANK
Securities Act of 1933, and the Investment                                                     4 New York Plaza
Company Act of 1940, and to which reference                                                New York, New York 10004
is made. The SEC maintains a website that
contains reports, proxy and information
statements and other information regarding the
Trusts which are filed electronically with the
SEC. The SEC's Internet address is
http:www.sec.gov.


          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

     The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet on Form S-6.
           The Cross-Reference Sheet.
           The Prospectus consisting of    pages.
           Undertakings.
           Signatures.
           Written consents of the following persons:
           Battle Fowler LLP (included in Exhibit 3.1)
           Ernst & Young LLP

      The following exhibits:

         *99.1.1           -- Reference  Trust   Agreement   including   certain
                              amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
          99.1.1.1         -- Form of Trust Indenture and  Agreement  (filed  as
                              Exhibit 99.1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on September 23, 1998 and incorporated herein by reference).
          99.1.3.5         -- Certificate of  Incorporation   of  Reich  &  Tang
                              Distributors, Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on
                              January 15, 1998 and incorporated herein by reference).
          99.1.3.6         -- By-Laws    of    Reich   &   Tang    Distributors,
                              Inc.(filed as Exhibit 99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
          99.1.3.7         -- Certificate   of  Incorporation  of  McLaughlin,
                              Piven, Vogel Securities, Inc. dated March 8, 1977 and as amended on January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982, December 20, 1983
                              and September 25, 1989 (filed as Exhibit 99.1.3.7 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
          99.1.3.8         -- By-Laws of  McLaughlin,   Piven  Vogel  Securities
                              Inc. (filed as Exhibit 99.1.3.8 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
         *99.3.1           -- Opinion of Battle Fowler LLP as  to  the  legality
                              of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
          99.6.0           -- Power of Attorney  of Reich  &  Tang Distributors,
                              Inc., the Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on
                              January 15, 1998 and incorporated herein by reference).
          99.6.1           -- Power of  Attorney of  McLaughlin,  Piven,  Vogel
                              Securities, Inc. (filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

--------
*     To be filed by amendment.

                                      II-1
811937.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 5th day of March, 1999.

                                  MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                  MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST and MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST
                                        (Registrant)

                                  MCLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                        (Depositor)


                                  By    /s/  ALLAN M. VOGEL
                                     ------------------------------------------
                                          Allan M. Vogel
                                         (Authorized Signator)


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

     Name                         Title                               Date
JAMES C. MCLAUGHLIN    Chairman of the Board, Chief
                       Executive Officer and Director

ALLAN M. VOGEL         President, Secretary, Chief Financial
                       Officer and Director
                                                March 5, 1999


                                                By   /s/ ALLAN M. VOGEL
                                                  -----------------------------
                                                         Allan M. Vogel
                                                         Attorney-In-Fact*







--------
* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

                                      II-2
811937.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 5th day of March, 1999.

                          MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                          MCLAUGHLIN, PIVEN, VOGEL INDUSTRIAL TRUST and MCLAUGHLIN, PIVEN, VOGEL TECHNOLOGY TRUST
                                (Registrant)

                          REICH & TANG DISTRIBUTORS, INC.
                                (Depositor)


                          By /s/ PETER J. DEMARCO
                             ---------------------------------------------
                                 Peter J. DeMarco
                                 Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

       Name                   Title                        Date
RICHARD E. SMITH III    President and Director
PETER S. VOSS           Director
G. NEAL RYLAND          Director
EDWARD N. WADSWORTH     Executive Officer
STEVEN W. DUFF          Director
PETER J. DEMARCO        Executive Vice President
RICHARD I. WEINER       Vice President
BERNADETTE N. FINN      Vice President
LORRAINE C. HYSLER      Secretary
RICHARD DE SANCTIS      Treasurer




                                      March 5, 1999



                                      By /s/ PETER J. DEMARCO
                                         -----------------------------------
                                               Peter J. DeMarco
                                               as Executive Vice
                                               President
                                               and Attorney-In-Fact*



--------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

                                      II-3
811937.1

                         CONSENT OF INDEPENDENT AUDITORS

      We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated April ___, 1999, in this Registration Statement (Form S-6 No. 333- ) of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust.


                                                             ERNST & YOUNG LLP


New York, New York
April ___, 1999



                                      II-4
811937.1